January 6, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief

Ladies and Gentlemen:

In registering the 5.125% Senior Notes due 2026 (the “New Notes”) to be received in exchange for the privately placed 5.125% Senior Notes due 2026 (the “Old Notes”) pursuant to the exchange offer of the New Notes for the Old Notes (the “Exchange Offer”), Care Capital Properties, LP (the “Issuer”) is relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the Securities and Exchange Commission’s letter to Shearman & Sterling (avail. July 2, 1993). Neither the Issuer nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K, if the resales are of New Notes obtained by such holder in exchange for Old Notes acquired by such holder directly from the Issuer.

Neither the Issuer nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive New Notes in exchange for such Old Notes pursuant to the Exchange Offer, to distribute the New Notes to be received in the Exchange Offer. The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer, the following additional provisions:

(a)              if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and

(b)              if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Finally, the Issuer will require that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer confirm that it has not entered into any arrangement or understanding with the Issuer or any of its affiliates to distribute the New Notes.

Very truly yours,

CARE CAPITAL PROPERTIES, LP

By: CARE CAPITAL PROPERTIES GP, LLC, its General Partner

By:	/s/ Kristen M. Benson
Name:	Kristen M. Benson
Title:	Vice President and Secretary